

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2019

Bradley Dodson
Chief Executive Officer
Civeo Corp
Three Allen Center
333 Clay Street
Suite 4980
Houston, TX 77002

      Re: Civeo Corp
          Form S-3
          Filed August 23, 2019
          File No. 333-233444

Dear Mr. Dodson:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Stacie Gorman at 202-551-3585 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate and
                             Commodities

cc: Tull R. Florey, Esq.